SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

______________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No.)1

Conduent Incorporated

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

206787103

(CUSIP Number)

Darwin Deason

5956 Sherry Ln, Suite 800

Dallas, TX 75225

(214) 378-3600

ROBERT J. LECLERC

KING & SPALDING LLP

1185 AVENUE OF THE AMERICAS

NEW YORK, NY 10036

(212) 556-2204

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 18, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

____________________________

1       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1	NAME OF REPORTING PERSONS Darwin Deason
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,320,307*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 12,320,307*
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,320,307*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON IN

* See Item 5 of the Schedule 13D.

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.01 par value (the “Shares”), of Conduent Incorporated, a New York corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 100 Campus Drive, Suite 200 Florham Park, New Jersey, 07932.

Item 2.	Identity and Background.

(a)       This statement is filed by Darwin Deason.

(b)       The address of the principal office of Mr. Deason is 5956 Sherry Ln, Suite 800, Dallas, TX 75225.

(c)       The principal occupation of Mr. Deason is serving as a private investor and Chairman of Deason Capital Services, LLC.

(d)       No Reporting Person has during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Darwin Deason is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares beneficially owned by Mr. Deason were received in connection with the spin-off (the “Spin-Off”) of the Issuer from Xerox Corporation (“Xerox”), pursuant to that certain Separation and Distribution Agreement between the Issuer and Xerox, dated December 30, 2016 (the “Separation Agreement”). Pursuant to the Separation Agreement, stockholders of Xerox received one Share for every five shares of Xerox common stock held as of December 15, 2016, the record date for the Spin-Off.

The shares of Conduent Series A Convertible Perpetual Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”) beneficially owned by Mr. Deason were received in connection with the Exchange Agreement (defined in Item 6) between Xerox, the Issuer and Mr. Deason. Pursuant to the Exchange Agreement, Mr. Deason received 120,000 shares of Series A Preferred Stock.

Item 4.	Purpose of Transaction.

The Reporting Person acquired the Shares pursuant to the Spin-Off and the shares of Series A Preferred Stock pursuant to the Exchange Agreement. On December 18, 2018, Mr. Deason and the Issuer entered into an Agreement (the "Agreement"). A copy of the Agreement is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

The Reporting Person may, from time to time and at any time: (i) acquire additional Shares and/or other equity, debt, notes, instruments or other securities (collectively, "Securities") of the Issuer (or its affiliates) in the open market or otherwise; (ii) dispose of any or all of their Securities in the open market or otherwise; or (iii) engage in any hedging or similar transactions with respect to the Securities.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 211,291,181 Shares outstanding, as of October 31, 2018, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on 10-Q for the quarterly period ended September 30, 2018, as filed with the Securities and Exchange Commission on November 9, 2018. All holdings are reported as of the close of business on December 18, 2018.

A.	Mr. Deason

(a)	Mr. Deason beneficially owns 12,320,307 Shares, including 5,393,256 Shares issuable upon the conversion of 120,000 Series A Preferred Stock.

Percentage: Approximately 5.8%

(b)	1. Sole power to vote or direct vote: 12,320,307
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 12,320,307
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Deason has not entered into any transactions in the Shares during the past sixty days.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Person is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any securities of the Issuer that he does not directly own. The Reporting Person specifically disclaims beneficial ownership of the securities reported herein that he does not directly own.

(d)	No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On October 27, 2016, Xerox entered into an Exchange Agreement (the “Exchange Agreement”) with Mr. Deason and the Issuer in connection with the Spin-Off, pursuant to which Mr. Deason transferred to Xerox 300,000 shares of Xerox Series A Preferred Stock, in exchange for 180,000 shares of Xerox Series B Preferred Stock and 120,000 shares of Series A Preferred Stock.

On October 27, 2016, Xerox, the Issuer and Mr. Deason entered into a settlement agreement (the “2016 Settlement Agreement”), which provided, among other things, for the voluntary dismissal of litigation captioned Darwin Deason v. Xerox Corporation, No. 3:16-cv-02856-L (N.D. Tex.) (the “Action”), through which Mr. Deason challenged the intended treatment of his preferred stock in the Spin-Off. In accordance with the terms of the 2016 Settlement Agreement, Mr. Deason filed a stipulation dismissing the Action on October 27, 2016.

Item 7.	Material to be Filed as Exhibits.

99.1	Agreement, dated December 18, 2018 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on December 19, 2018).

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 19, 2018

By:	/s/ Darwin Deason
Darwin Deason